November 4, 2015

Via EDGAR

Barbara C. Jacobs Assistant Director Office of Information Technologies and Services Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-3628

Re:	Computer Sciences Government Services Inc.
Registration Statement on Form 10
File No. 001-37494
Dear Ms. Jacobs:
Reference is made to the Registration Statement on Form 10, File No. 001-37494 (as amended to date, the “Registration Statement”), filed by Computer Sciences Government Services Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).
Computer Sciences Corporation (“CSC”) has set November 18, 2015 as the record date for the distribution of the shares of common stock of the Company, which is scheduled to occur on November 27, 2015. CSC and the Company would like to make the information statement filed as an exhibit to the Registration Statement available to the stockholders of the Company as soon as possible. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 5 p.m., New York City time, on November 6, 2015, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.
The Company hereby acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

0094081-0000005 NY:23695223.2	1

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform me at (703) 641-2237, Peter Harwich of Allen & Overy LLP at (212) 610-6471 or Paul Burns of Allen & Overy at (212) 756-1174 and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Lawrence B. Prior III

Lawrence B. Prior III
President and Chief Executive Officer

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Copies to:

U.S. Securities and Exchange Commission
Ms. Kathleen Collins
Mr. Gabriel Eckstein
Ms. Joyce Sweeney

Computer Sciences Corporation
William L. Deckelman, Jr.

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